Exhibit 1

RECENT DEVELOPMENTS

COVID-19 DEVELOPMENTS

As of June 28, 2021, Brazil had reported 18.42 million confirmed cases of the coronavirus (commonly referred to as COVID-19), of which 513,474 were fatal. Brazil has adopted several measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Brazilian health service facilities, including, among other things, granting decision-making authority to local governmental entities (i.e., states and municipalities) with respect to measures to be taken in response to the outbreak. Brazilian states and municipalities have taken extensive measures to limit the spread of the outbreak, including severe restrictions on business and economic activity.

The Republic has adopted several stimulus measures in reaction to the COVID-19 crisis. The total amount of expenditures related to those measures in 2020 was R$524.0 billion. In 2021, the amount of expenditures forecasted is R$106.7 billion, of which R$37.5 billion have been already spent. These measures, as currently approved or proposed, include, among other things, (i) measures to provide financial assistance to individuals and companies, (ii) the allocation of resources for medical treatment for our citizens and investing in appropriate protective equipment, and (iii) implementing a plan to purchase and administer vaccines for COVID-19.

On March 15, 2021, a new fiscal regime became effective that provides for emergency aid in an amount of up to R$44 billion through direct payments to vulnerable populations to address the impact of the COVID-19 crisis. These fiscal measures are meant to address the needs of vulnerable populations and provide emergency aid while safeguarding public finances.

The budgetary guidelines for 2021 (“2021 Budgetary Guidelines”), approved on December 31, 2020, set the official GDP forecast for 2021 at 3.2%, which was revised to 3.5% on May 21, 2021, in light of economic recovery. If the COVID-19 crisis continues, the GDP forecast may be further revised.

As of June 28, 2021, Brazil had administered approximately (i) 71.21 million of the first dose of the COVID-19 vaccine and (ii) 25.60 million of both doses of the COVID-19 vaccine The Republic expects to administer up to 39.81 million vaccine doses in June 2021, including both first and second doses of the vaccine, and 600 million vaccine doses by the end of 2021.

On April 13, 2021, the Senate initiated the COVID-19 CPI, a parliamentary initiative tasked with investigating the actions of the Federal Government during the course of the COVID-19 pandemic. The COVID-19 CPI is also investigating the use and application of Federal Government resources by states and municipalities to address the impact of the COVID-19 pandemic.

OTHER RECENT DEVELOPMENTS

Political Developments

Corruption Investigations

Multiple investigations into public corruption have been ongoing since 2014. The investigations, which initially targeted an alleged bribery, money laundering and embezzlement scheme involving the provision of goods and services to Petrobras, a majority state-owned company, grew in scope to encompass wide-reaching anti-corruption investigations in many stages.

In March 2021, the Brazilian Supreme Court annulled former President Luiz Inácio Lula da Silva’s convictions and reinstated President Lula’s political rights.

Legislative Reforms

On January 24, 2021, the new bankruptcy regime, which aims to revise the framework for both judicial and extrajudicial restructurings and modernize the Republic’s existing bankruptcy regime, became effective.

On February 24, 2021, the new Central Bank independence law, which aims to limit political interference with the authority of the Central Bank, became effective.

On April 1, 2021, the new bidding law for the public sector, which aims to reform the existing framework that governs how the government enters into contracts with private parties for the provision of goods and services in order to reduce instances of corruption and fraud, became effective.

On April 9, 2021, the new regulatory framework for natural gas, which establishes a competitive market for natural gas with the aim of attracting new investments to the sector, reducing costs and reducing the consumption of natural gas, became effective.

On June 25, 2021, the Minister of Economy sent a tax reform bill to Congress, which includes measures to (i) simplify the existing income tax framework, (ii) reduce tax distortions and (iii) end certain income tax privileges without reducing revenues for the Federal Government (the “Tax Reform Bill”). The Tax Reform Bill is currently pending congressional approval.

Cabinet Changes

On March 23, 2021, Marcelo Queiroga was appointed as Minister of Health. On March 30, 2021, Luiz Eduardo Ramos took office as Ministry of Chief of Staff, Anderson Torres took office as Ministry of Justice, Walter Souza Braga Netto took office as Ministry of Defense, Carlos Alberto Franco França took office as Ministry of Foreign Affairs, Flávia Arruda took office as Secretariat for the Presidency of the Government and André Mendonça took office as Attorney-General for the Federal Government. On June 23, 2021, Joaquim Pereira Leite, prior Secretary for the Amazon and Environmental Services, was appointed as Minister of Environment.

Employment and Labor

Employment Levels

From January 1, 2021 to April 30, 2021, 957,889 jobs were created, compared to the loss of 763,232 jobs from January 1, 2020 to April 30, 2020. As of April 30, 2021, formal employment increased by 0.30% as compared to March 31, 2021, resulting in an increase of 120,935 jobs.

In the first quarter of 2021, the unemployment rate in Brazil was 14.70%, an increase of 0.80% percentage points compared to the fourth quarter of 2020 and an increase of 2.50% compared to the first quarter of 2020.

Wages

As of January 1, 2021, the minimum monthly wage for 2021 was set at R$1,100.00, representing an increase of 5.26% compared to the 2020 minimum monthly wage of R$1,045.00.

The 2021 Budgetary Guidelines estimated a minimum monthly wage of R$1,088.00, considering the INPC (National Consumer Price Index) at 4.1%. However, in light of an effective INPC of 5.45% in 2020, on December 30, 2020, the Federal Government enacted a provisional measure to increase the minimum monthly wage to R$1,100.00, with the aim of avoiding loss in purchase power.

The minimum monthly wage for 2022 is forecasted at R$1,147.00, representing an increase of 4.27% compared to the 2021 minimum monthly wage of R$1,100.00.

Social Security

As April 30, 2021, (i) the monthly benefits accumulated in the preceding 12-month period paid by the Brazilian Social Security System increased by 1.38% compared to the same period in 2020 and (ii) the Brazilian Social Security System payments decreased by 10.03% compared to April 30, 2020 (in real terms).

THE FEDERATIVE REPUBLIC OF BRAZIL

THE BRAZILIAN ECONOMY

The economy in 2021 has been adversely affected by COVID-19 but has shown signs of recovery. See “Recent Developments—COVID-19 Developments.”

Economy in 2021

Brazil is currently experiencing a severe drought and, as a result, there have been occurrences of water shortages in the southeastern, midwestern and northeastern regions of the Republic. The drought may lead to an increase in energy prices and an increased risk of power shortages and wildfires as well as impacts to the Brazilian economy, including the agriculture sector.

Gross Domestic Product

In the first quarter of 2021, GDP increased by 1.20% compared to the fourth quarter of 2020. Compared to the first quarter of 2020, GDP decreased by 3.80% in the first quarter of 2021 measured on a cumulative 12-month basis.

The GDP results from the first quarter of 2021 were mainly influenced by the agriculture and investments sectors, which increased by 5.70% and 4.60%, respectively, compared to the fourth quarter of 2020.

Principal Sectors of the Economy

Public Utilities

Following unfavorable hydrological conditions in May 2021, the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica or “ANEEL”) reactivated the power tariff flag system, setting a red tariff flag (level 2) for June 2021 and July 2021. The red tariff flag provides for an additional cost of R$6.243 for each 100kWh of energy consumed.

Privatizations

From January through April, 2021, the PPI (Investment Partnership Program) awarded 30 contracts to private operators, totaling more than R$3.7 billion in revenues and more than R$12.3 billion in investments.

In 2021, the PPI expects to award approximately 103 additional contracts to private operators, with projected investments totaling R$445 billion.

On June 21, 2021, the Chamber of Deputies approved a provisional measure for the privatization of the state-owned electricity holding company Eletrobas. The provisional measure will become effective upon ratification by the President.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

In June 2021, COPOM increased the Selic interest rate to 4.25% per annum.

Inflation

The IPCA increased 0.31% in April 2021 and 0.83% in May 2021. With respect to the 12-month period ended on May 31, 2021, the index increased 8.06%, which is 1.30% above the rate of 6.76% registered in the 12 immediately previous months.

COPOM publishes a number of inflation projections based on different hypothetical scenarios. In its baseline scenario, assuming an interest rate path extracted from the Focus survey (a survey of market expectations for economic indicators carried out by the Brazilian Central Bank) and exchange rate starting at R$5.05/US$1 and evolving according to the purchase power parity (PPP), stand around 5.8% for 2021 and 3.5% for 2022. This scenario assumes a path for the Selic rate that ends 2021 at 6.25% per annum and rises to 6.50% per annum in 2022. In this scenario, inflation projections for administered prices are 9.7% for 2021 and 5.1% for 2022.

For 2024, the CMN set the inflation target at 3.00% with a tolerance interval of plus or minus 1.5 percentage points.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$4.94 to US$1.00 (sell side) on June 28, 2021.

Financial Institutions

BNDES

In March 2021, the National Monetary Council increased the long-term interest rate used for loans granted by BNDES (TJPL) from 4.39% to 4.61% per annum for the second quarter of 2021. As of June 2021, the applicable rate for new BNDES loans (TLP) was at IPCA plus 2.87% per annum.

Banking Supervision

Loan Loss Reserves

As of May 2021, credit operations in arrears for over 90 days were at 2.37%, a 0.15% increase compared to April 2021 (2.22%). As of May 2021, the level of credit operations in arrears with respect to credits granted to families was 3.02%, a 0.06%, increase compared to April 2021 (2.96%). Arrears of credits provided to legal entities had a slight increase in May 2021, when compared to April 2021 (from 1.27% to 1.51%).

BALANCE OF PAYMENTS

As of May 31, 2021, the current account registered a deficit of US$8.33 billion (0.55% of GDP) for the preceding 12-month period. For the same period, the capital account registered a surplus of approximately US$172.30 million and foreign direct investment amounted to US$39.32 billion (2.60% of GDP).

As of June 24, 2021, the international reserves volume amounted to US$352.44 billion (23.29% of GDP).

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2017 through 2020 and the budgeted amounts for 2021.

Table No. 1

Primary Balance of the Central Government (1)

(in billions of Reais)

	2017	2018	2019	2020	2021 Budget (5)
1 – Total Revenues	1,383.1	1,488.3	1,635.1	1,467.8	1,752.1
1.1 – RFB Revenues (2)	835.6	905.1	946.1	899.5	1,110.7
1.2 – Fiscal Incentives	(1.4)	0.0	0.0	0.1	0.0
1.3 – Social Security Net Revenues	374.8	391.2	413.3	404.8	441.2
1.4 – Non – RFB Revenues	174.1	192.0	275.7	163.6	200.1
2 – Transfers by Sharing Revenue	228.3	256.7	288.3	263.8	318.8
3 – Total Net Revenue	1,154.7	1,231.5	1,346.8	1,204.0	1,433.3
4 – Total Expenditures	1,279.0	1,351.8	1,441.8	1,947.1	1,621.0
4.1 – Social Security Benefits	557.2	586.4	626.5	663.9	706.8
4.2 – Personnel and Social Charges	284.0	298.0	313.1	321.3	335.4
4.3 – Other Mandatory Expenditures	197.3	201.3	195.2	720.2	304.5
4.4 – Discretionary expenditures – All Branches	240.5	266.0	307.0	241.7	274.2
5 – Brazilian Sovereign Wealth Fund (FSB)	0.0	4.0	0.0	0.0	0.0
6 – Primary Balance (3)	(124.3)	(120.2)	(95.1)	(743.2)	(187.7)
7 – Methodological Adjustment	7.6	6.6	6.8	1.9	—
8 – Statistical Discrepancy	(1.8)	(2.6)	(0.6)	(4.0)	—
9 – Central Government Primary Balance (4)	(118.4)	(116.2)	(88.9)	(745.3)	(187.7)
10 – Nominal Interest	(340.9)	(310.3)	(310.1)	(266.7)	—
11 – Central Government Nominal Balance (4)	(459.3)	(426.5)	(399.0)	(1,011.9)	—

Note: Numbers may not total due to rounding.

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (RFB).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Estimates in 2021 Budget Bill and reviewed by the Primary Revenue and Expenditure Report (May 2020).

Source: National Treasury Secretariat

The following table sets forth the expenditures of the Federal Government by function for 2017 through 2020, and the budgeted amounts for 2021. The figures in the table below are not directly comparable to those set forth in Table No. 1 above, entitled “Primary Balance of the Central Government” given that the expenditures set forth in Table No. 1 were calculated in accordance with the International Monetary Fund (IMF) methodology, which does not include, among other things, debt service expenditures and certain financial investments (which, in turn, are accounted for in the numbers set forth in Table No. 2 below).

Table No. 2

Expenditures of the National Treasury by Function

(in millions of Reais)

	2017	2018	2019	2020	2021 Budget (1)
Legislative	6,213.4	6,373.8	6,573.1	6,305.4	8,515.8
Judiciary	29,404.9	31,068.7	32,621.9	31,448.0	39,195.1
Essential to Justice	5,929.9	6,040.1	6,426.9	6,635.8	8,316.9
Administration and Planning	22,773.1	25,988.3	22,978.8	22,229.0	29,092.9
National Defense	63,156.8	71,058.7	78,465.7	76,588.4	81,019.3
Public Security	8,097.4	8,216.4	8,449.2	9,872.1	12,186.1
Foreign Affairs	2,757.9	3,002.1	3,093.7	3,647.0	3,833.5
Social Assistance	84,098.8	87,977.1	94,914.7	412,348.8	101,931.2
Social Security	654,512.2	681,663.7	725,885.6	764,238.7	807,115.3
Health	101,423.3	107,759.5	113,907.8	151,122.6	118,359.9
Labor	69,900.0	70,861.2	72,480.8	75,874.9	77,966.3
Education	88,631.0	90,927.8	88,224.8	82,166.2	111,763.6
Culture	949.7	960.2	715.7	581.2	1,659.7
Citizenship Rights	1,344.0	929.7	828.9	885.8	1,047.8
Urban Planning	1,822.8	1,648.1	1,383.2	1,270.6	1,545.2
Housing	6.2	5.7	11.7	2.0	13.7
Sanitation	714.6	558.6	454.2	825.7	365.7
Environmental Management	2,908.6	3,471.0	3,158.2	3,433.2	3,813.7
Science and Technology	5,904.6	6,194.5	6,278.8	6,011.3	6,227.0
Agriculture	14,487.2	15,151.6	14,355.2	12,438.8	24,018.3
Agricultural Organization	1,735.9	1,571.4	1,345.9	1,287.8	1,354.0
Industry	1,973.6	1,917.5	1,610.1	1,458.4	1,770.8
Commerce and Services	2,088.9	2,645.5	1,782.6	6,908.7	3,411.9
Communications	1,030.6	1,089.0	1,122.6	1,491.0	2,965.1
Energy	1,701.2	1,753.1	2,261.5	1,223.9	1,392.3
Transportation	10,705.5	11,352.9	8,530.8	7,756.9	15,549.3
Sports and Leisure	310.4	286.9	159.3	101.7	292.2
Special Charges(2)	815,472.9	948,277.2	957,429.6	1,151,227.9	2,627,029.0
Contingency Reserve(3)	—	—	—	—	55,828.7
SubTotal	2,000,055.2	2,188,750.3	2,255,451.5	2,839,381.7	4,147,580.3
Refinancing Charges	462,632.7	450,198.3	476,775.2	723,323.4	—
Total	2,462,687.9	2,638,948.7	2,732,226.7	3,562,705.1	4,147,580.3

(1)	Estimates.
(2)

Special Charges includes expenses that cannot be associated with goods or services generated in the functioning of the Federal Government, including with respect to debt service, debt refinancing, reimbursements, indemnifications and other similar expenses.

(3)

The Contingency Reserve is outlined in the Annual Budget (Lei Orçamentária Anual) and may be used for additional lines of credit related to contingent liabilities, unexpected fiscal events and other unexpected events or risks.

Source: Ministry of Finance/National Treasury Secretariat and Federal Budget Secretariat

2021 Budget

The 2021 Budgetary Guidelines set a nominal primary deficit of R$250.89 billion (3.21% of estimated GDP) for the consolidated public sector in 2021. On April 22, 2021, the 2021 budget law (the “2021 Budget Law”) was approved.

The following table sets forth the assumptions that were included in the 2021 Budget Law. There is no assurance that such assumptions will prevail, and, as such assumptions were made prior to the increasing effects of COVID-19, it is likely that such outcomes will vary.

Table No. 3

Principal 2021 Budget Assumptions

As of May, 2021
Gross Domestic Product
Nominal GDP (billions of Reais)	8,418.23
Real GDP Growth	3.50%
Inflation
Domestic Inflation (IPCA)	5.05%

Source: Federal Budget Secretariat (SOF) and Economic Policy Secretariat (SPE)

2022 Budget

The budgetary bill for 2022, sent to Congress on April 15, 2021, set a nominal primary deficit of R$177.49 billion (2.00) % of estimated GDP) for the consolidated public sector for 2022. The macroeconomic parameters contemplated by the bill anticipate inflation at 3.50% and a projected GDP growth of 2.50% for 2022.

Table No. 4

Principal 2022 Budget Assumptions

As of April, 2021
Gross Domestic Product
Nominal GDP (billions of Reais)	8,886.4
Real GDP Growth	2.50%
Inflation
Domestic Inflation (IPCA)	3.50%

Source: Federal Budget Secretariat (SOF) and Economic Policy Secretariat (SPE)

Fiscal Balance

In April 2021, the consolidated public sector registered a primary surplus of R$24.26 billion. For the 12-month period ended April 30, 2021, the accumulated balance registered a deficit of R$544.53 billion (7.08% of GDP).

In April 2021, the Brazilian Social Security System registered a deficit of R$18.70 billion, 47.52 % lower (in real terms) than the deficit registered in April 2020. For the 12-month period ended April 30, 2021, the deficit of the Brazilian Social Security System totaled R$261.02 billion (in real terms). At current market prices, the deficit accumulated in the 12-month period ended on April 30, 2021 reached R$248.99 billion.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of April 30, 2021, Public Sector Net Debt was R$4,655.46 billion (60.53% of GDP) compared to R$3,845.30 billion (51.80% of GDP) as of April 30, 2020.

General Government Gross Debt

As of April 30, 2021, General Government Gross Debt was R$6,665.28 billion (86.66% of GDP) compared to R$5,817.89 billion (78.38% of GDP) as of April 30, 2020.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of May 31, 2021.

Table No. 5

Federal Public Debt Profile

	May/2021		May/2021	Apr/2021		Apr/2021	May/2020		May/2020
			%			%			%
Federal Public Debt (R$ bn)	R$	5,171.2	100.0%	R$	5,089.3	100.0%	R$	4,250.9	100.0%
Domestic	R$	4,940.5	95.5%	R$	4,852.3	95.3%	R$	4,032.9	94.9%
Fixed-rate	R$	1,704.0	33.0%	R$	1,623.5	31.9%	R$	1,250.4	29.4%
Inflation-linked	R$	1,393.8	27.0%	R$	1,409.1	27.7%	R$	1,117.9	26.3%
Selic rate	R$	1,830.3	35.4%	R$	1,806.6	35.5%	R$	1,651.4	38.9%
FX	R$	243.2	4.7%	R$	250.0	4.9%	R$	231.2	5.4%
Others		—	0.0%		—	0.0%		—	0.0%
External (R$ bn)	R$	230.8	4.5%	R$	237.0	4.7%	R$	218.0	5.1%
Maturity Profile
Average Maturity (years)		3.8			3.8			4.0
Maturing in 12 months (R$ bn)	R$	1,185.6		R$	1,248.0		R$	988.3
Maturing in 12 months (%)		22.9%			24.5%			23.2%

Source: National Treasury

On May 26, 2021, the National Treasury released a revised Annual Borrowing Plan for 2021.

Table No. 6

Annual Borrowing Plan 2021(1)

	Limits for 2021
	Minimum	Maximum
Stock of Federal Public Debt (R$ billion)
Federal Public Debt	5,500.0	5,800.0
Composition—%
Fixed Rate	31.0	35.0
Inflation Linked	26.0	30.0
Floating Rate	33.0	37.0
Exchange Rate	3.0	7.0
Maturity Profile
% Maturing in 12 months	22.0	27.0
Average Maturity (years)	3.4	3.8

(1)	As published on May 26, 2021.

Source: National Treasury

Public Debt Management

Golden Rule

In order to assure compliance with the Golden Rule in 2021, on March 15, 2021, the Federal Government requested from Congress an amendment to the 2021 Budgetary Guidelines granting the Federal Government access to an additional amount of R$453.7 billion for expenditure coverage. This request was approved by Congress on March 17, 2021 and by the President on March 22, 2021. On June 16, 2021, the Federal Government requested approval from Congress to access an additional line of credit (credito suplementar) in the amount of R$164 billion (the “2021 Additional Line of Credit”). In an effort to grant flexibility within the budget, and as an exception to the Golden Rule, the 2021 Additional Line of Credit would authorize the issuance of debt securities by the National Treasury in an effort to realize revenue from credit operations, together with the creation of the additional line of credit.

Internal Public Debt

Internal Public Debt Levels

In accordance with the fiscal consolidation program promoted by the Federal Government, new BNDES Early Repayments were settled in 2021, totaling R$38 billion as of June 2021. The first installment was paid on February 2021. The proceeds of BNDES Early Repayments will be used by the National Treasury exclusively for public debt relief and compliance with the Golden Rule.

External Public Debt

Securities Offerings in 2020

On December 8, 2020, the Federal Government issued an additional US$500 million of its 2.875% Global Bonds due 2025, with interest payable semi-annually every June and December until maturity in June 2025, an additional US$1.25 billion of its 3.875% Global Bonds due 2030, with interest payable semi-annually every June and December until maturity in December 2030, and an additional US$750 million of its 4.750% Global Bonds due 2050, with interest payable semi-annually every January and July until maturity in January 2050.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

As of May 31, 2021, the Federal Government had paid a total of R$36.25 billion in liabilities incurred by states and municipalities. The largest payments were attributed to (i) the State of Rio de Janeiro (R$23.76 billion), which was granted pursuant to the Special Recovery Regime, (ii) the State of Minas Gerais (R$8.41 billion), (iii) the State of Goiás (R$1.93 billion), (iv) the State of Pernambuco (R$354.85 million), (v) the State of Rio Grande do Norte (R$332.25 million), and (vi) the State of Maranhao (R$ 280.16 million). The Federal Government is currently prevented by the STF from recovering any guarantees granted pursuant to the Special Recovery Regime.

Rating Agencies

In May 2021, Fitch Ratings confirmed Brazil’s long-term foreign currency sovereign credit rating at BB-, maintaining a negative outlook. In June 2021, Standard & Poor’s confirmed Brazil’s long-term foreign currency sovereign credit rating at BB-, maintaining a stable outlook.